UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _________________________

Commission file number        333-159505

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Savings Plan
c/o Morgan Stanley Benefits Department
522 Fifth Avenue
Twenty-third Floor
New York, New York 10036

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY
1585 Broadway
New York, New York 10036

MORGAN STANLEY 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4–19

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	20

NOTE:
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Morgan Stanley 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, NY

June 29, 2011

MORGAN STANLEY 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments – at fair value:
Interest in Master Trust (Note 7)	$403,585,842	$136,262,452

Receivables:
Employer contributions	83,151,009	58,944,322
Notes receivable from participants	8,900,216	3,357,156
Total Receivables	92,051,225	62,301,478

Total Assets	495,637,067	198,563,930

NET ASSETS AVAILABLE FOR BENEFITS	$495,637,067	$198,563,930

See notes to financial statements.

MORGAN STANLEY 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Net investment income:
Interest in Master Trust net investment income (Note 7)	$35,316,071

Interest income on notes receivable from participants	264,244

Contributions:
Employer contributions	83,151,009
Participant contributions	159,463,847
Rollover contributions	49,866,356
Total contributions	292,481,212

Total additions	328,061,527

DEDUCTIONS - Payment of benefits	30,988,390

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	297,073,137

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	198,563,930

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$495,637,067

See notes to financial statements.

MORGAN STANLEY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The Morgan Stanley 401(k) Savings Plan (the “Plan”) was adopted effective July 1, 2009 to facilitate the provision of retirement benefits to certain employees, including legacy Smith Barney U.S. employees who became eligible employees of Morgan Stanley and its affiliates in connection with the formation of Morgan Stanley Smith Barney Holdings, LLC (“MSSB”). The following summary of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Morgan Stanley & Co. LLC is a limited liability company whose sole member is Morgan Stanley Domestic Holding Inc. (the “Plan Sponsor”), a corporation wholly owned by Morgan Stanley Capital Management, LLC, a limited liability company whose sole member is Morgan Stanley (the “Company”). Morgan Stanley’s Global Director of Human Resources or his or her delegate (the “Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

All of the Plan’s investments are held in a trust account (“trust account”) at The Bank of New York Mellon (the “Trustee”).  The Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) includes commingled assets of the Plan and the Morgan Stanley 401(k) Plan (the “401(k) Plan”). The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Eligibility — U.S. benefits-eligible employees generally defined as full-time and part-time employees (regularly scheduled to work 50% or more of the standard work week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 50% of the standard work week are eligible to participate after completing one year of service and attaining age 21.

Employees who transferred from Citigroup Inc. or an affiliate (“Citigroup”) to MSSB, or a subsidiary, in connection with the formation or operation of MSSB and are U.S. benefits Eligible Employees are eligible to participate in the Plan as of the date they become eligible employees of MSSB.

Eligible employees who terminate employment and are later rehired by a participating company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a participating company as non-U.S. benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a participating company is a party, unless such agreement provides for participation in the Plans; or (c) classified by the Company as eligible for a different 401(k) plan are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible earnings subject to Code limits ($16,500 for 2010). Those participants who have attained at least age 50 by the end of the year may elect a before-tax or Roth after-tax (see below) “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 for 2010).

Eligible participants may also elect to contribute non-Roth after-tax contributions of 1% to 30% of eligible earnings.  Eligible participants making non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2010, employees who earned less than $158,334 during 2009).  Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. All contributions are subject to certain Code limitations.

Different limits apply in the case of residents of the Commonwealth of Puerto Rico and participants returning from a qualified military service leave. Puerto Rico residents age 50 or over can make Catch-Up Contributions limited to $1,000 for 2010.

Company Contributions — To be eligible for Company contributions for a year, generally an employee must participate in the Plan by making before-tax or Roth after-tax contributions in that year and must be employed by the Company on December 31 of that year.

In addition, participants who terminate employment with the participating companies due to death, retirement, release, or are classified as totally and permanently disabled, each as defined by the Plan are eligible to receive a Company contribution for the last calendar year in which they work.

The Plan-provided Company match formula for 2010 was as follows:

•	$1.00 for each dollar contributed to the Plan up to a maximum of 4% of eligible pay up to the Code limit of $245,000.

The total 2010 Company match was calculated taking into account participant contributions up to 4% of eligible pay, limited to $245,000. The maximum Company match for 2010 was limited to $9,800. The Company can make contributions in shares of Morgan Stanley common stock contributed directly to the Plan or in cash invested in the Morgan Stanley Stock Fund.

For 2010, the Company match on before-tax contributions and Roth after-tax elective deferrals was allocated under the Morgan Stanley Stock Fund in January 2011. The amount of the 2010 Company match to the Plan was $72,380,242 of which $71,679,442 was funded by a contribution of treasury shares and $700,800 was covered by forfeitures already in the Plan. The contribution that was funded by treasury shares was recorded as employer contributions receivable at year end and paid by the Company in January 2011.

Company Match Make-up Contribution: A 2010 make-up contribution, for eligible employees who transferred from Citigroup to Morgan Stanley in connection with the formation or operation of MSSB, was determined by calculating what the Citigroup company match would have been if the participant had remained in the Citigroup 401(k) Plan for the full year minus the actual 2010 company match amounts paid in the Citigroup 401(k) Plan and the Plan combined. The amount of the 2010 make-up contribution to the Plan was $31,395 and was recorded as employer contributions at year-end and paid by the Company in May 2011.

Fixed Contribution: To be eligible for a 2010 fixed contribution, an employee must: be a legacy Smith Barney employee, have completed at least one year of service, have qualifying compensation for the year, defined as $100,000 or less; not be employed as an MSSB Financial Advisor, Producing Assistant Branch Manager, Producing Branch Manager, or Producing Sales Manager as of December 31; and not be grandfathered under the Citibank, Associates First Capital Corporation, or State Street formulas of the Citigroup Pension Plan.

The 2010 fixed contribution is equal to a percentage of eligible pay, based on completed Years of Service as of December 31. Employees who have completed at least one but less than two years of employment are eligible for a fixed contribution of 1% of eligible pay. Employees who completed two or more years of such employment are eligible for a fixed contribution of 2% of Eligible Pay. The amount of the 2010 fixed contribution to the Plan was $7,231,044 and was recorded as employer contributions at year-end and paid by the Company in January 2011.

Transition Contribution: To be eligible for a 2010 transition contribution, an employee must have been a Citigroup transferee who was notified of his or her eligibility status for transition contributions under the Citigroup 401(k) Plan; be employed by the Company, on an authorized leave of absence on December 31 or have terminated employment during the year due to death, total and permanent disability, retirement or release, as defined in the Plan, and not receiving salary continuation pay or severance pay on December 31. A participant who terminates employment and is subsequently rehired is not eligible for a 2010 transition contribution.

The 2010 transition contribution is based on the one time calculation Citigroup performed to determine the percentage of annual eligible pay for the annual transition contribution under the Citigroup 401(k) Plan. The amount of the 2010 transition contribution to the Plan was $4,209,128 and was recorded as employer contributions at year-end and was paid in cash by the Company in January 2011.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, and held within the Master Trust (See Note 7). As of December 31, 2010, the Plan offered 12 mutual funds, 16 commingled or collective trust funds, 1 stock fund (Company stock fund), and 4 separate accounts.

The Plan is intended to meet the requirements of section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investments selected by participants for their Plan accounts.

Vesting — Participants are vested immediately in their contributions plus earnings thereon.  Employees newly hired on or after July 1, 2009, are vested in any Company contributions upon the earlier of: (i) completing three years of service, or (ii) termination of employment due to death, retirement, release or total and permanent disability, each as defined by the Plan. Citigroup transferees were credited with their prior service for Citigroup and its affiliates for eligibility and vesting purposes.

Other— Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply to participants resident in Puerto Rico or in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company contributions for the year in which the forfeiture occurred. The forfeited nonvested account balance of $700,800 for the year ended December 31, 2010 was used to reduce the 2010 year-end Company match contribution made to the Plan in January 2011. There was no forfeited nonvested account balance for the year ended December 31, 2009.

Loans to Participants — Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Each loan processed is charged a $75 administrative fee. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts in-service after attaining age 59-1/2. In the event of a hardship, participants may withdraw their vested employee and Company contributions to the extent permitted by the Plan. After-tax employee contributions may be withdrawn in-service. Payments are made in cash and/or in-kind in shares of Morgan Stanley stock. Non-hardship in-service withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in the form of shares recorded electronically in book entry form on the records of the Company’s transfer agent, BNY Mellon Shareowner Services via Direct Registration System (“DRS”).

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions to the extent required by the Code.

Employer Stock Provisions – The portion of the Plan that is invested in the Morgan Stanley Stock Fund and invested in “employer securities” as defined in the Code is designated an employee stock ownership plan to the extent provided in the Plan, and subject to additional plan provisions. Employees of Morgan Stanley Smith Barney LLC are not eligible to elect current cash dividend distributions relating to the Morgan Stanley Stock Fund.

Voting and Tender Rights — Each participant has the right to direct the Trustee on voting and tender decisions with respect to shares of Company stock allocable to his or her account under the Morgan Stanley Stock Fund and, in the case of voting (but not tender) decisions, a ratable share of any unvoted shares of Company stock held in the Trust Fund.  Each participant may direct a vote on shares of Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such right is to be exercised. Unvoted shares, including shares held in the Plan’s forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration. Shares for which no tender direction is given by the participant to the Trustee will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are tendered on a pro rata basis. Voting and tender decisions are confidential. The right to provide directions on voting and tender decisions makes each participant a fiduciary of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan’s Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses. Investment fund balances were reduced by $34,115 during the year ended December 31, 2010 for administrative fees.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2010 and 2009 were paid prior to year end.

Risks and Uncertainties — The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 8).

In determining fair value, the Plan uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Plan considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. For any assets and liabilities transferred into or out of Level 3 during the period, gains (losses) are presented as if the assets or liabilities had been transferred into or out of Level 3 at the beginning of the period. The Plan had no transfers between levels during 2010. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Quoted market value of publicly traded security investments is based on the last sales price, the prevailing bid price or the prevailing net asset value at the close of trading on December 31. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Plan investments are recorded on a trade date basis. The cost of security investments is based on the average cost method for individual securities.

Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

Management fees and operating expenses charged to each of the investment options under the Plan are deducted from income earned and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance. Interest is repaid monthly and any delinquent interest payments as of December 31, 2010 and 2009 were immaterial. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance adding new disclosure requirements for Level 1 and 2 transfers, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The new guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Plan had no Level 1 and 2 transfers during 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued guidance concerning the reporting of loans to participants by defined contribution pension plans effective for fiscal years after December 15, 2010. The new guidance requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The guidance was adopted retrospectively and did not have a material impact on the Plan’s financial statements.

3.	INVESTMENTS

All investments are participant-directed and are held within a Master Trust (See Notes 1 and 7). The Plan’s interest in Master Trust investments at fair value of $403,585,842 and $136,262,452 represented more than 5% of the Plan’s assets available for benefits as of December 31, 2010 and 2009, respectively. The Plan’s related interest in Master Trust net investment income was $35,316,071 for the year ended December 31, 2010.

4.	DERIVATIVE INSTRUMENTS AND COMMITMENT TO PURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio and any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. Within the scope of the investment guidelines, the Plan may be invested in futures and options contracts; and swaps.

Risks arise from adverse changes in the fair value of these contracts (market risk) and from losses that result from the failure (or absence) of internal controls to prevent or detect problems (control risk).

Futures and Options — The Master Trust held certain futures contracts on Eurodollars at December 31, 2010 and 2009 within the underlying investments of the PIMCO Real Return Fund during 2010 and the Stable Value Program and PIMCO Core Fixed Income Fund during 2009. Written options were used during 2010 and 2009 in the underlying investments of the PIMCO Core Fixed Income Fund and during 2009 in the Stable Value Program. When an option is written, an amount equal to the premium received is recorded as an asset and is subsequently adjusted to the current market value of the option written. The fair value of these investments during 2010 and 2009 was immaterial and the changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Swaps — Under the investment manager standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap market value exceed $250,000. Further, the investment managers are instructed to restrict trading to those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better. At December 31, 2010 and 2009, the investment assets held in the Master Trust included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. These assets were held within the underlying investments of the PIMCO Real Return Fund during 2010 and the Stable Value Program and PIMCO Core Fixed Income Fund during 2010 and

2009. The Master Trust had positions in equity index swaps within the underlying investments of the PIMCO Real Return Fund during 2010. The Master Trust also had several positions in credit default swaps at December 31, 2010 and 2009 within the underlying investments of the PIMCO Real Return Fund during 2010 and the PIMCO Core Fixed Income Fund during 2010 and 2009. The fair value of these investments during 2010 and 2009 was immaterial and the changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Forward Foreign Currency Contracts — The Plan may enter into forward foreign currency contracts in order to hedge certain foreign currency denominated investments. Forward foreign currency commitments, however, are generally entered into with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered negligible. Additionally, the Plan’s investment guidelines require that the forward foreign currency contracts be restricted in their application and used for economic hedging purposes. The Master Trust had positions in forward foreign currency contracts at December 31, 2010 within the underlying investments of the Stable Value Program and the PIMCO Real Return Fund. The fair value of these investments during 2010 was immaterial and the changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Commitment to Purchase Agreements — The investment manager, PIMCO, entered into several positions as a seller of “to be announced” securities (“TBA securities”), a tool used to purchase or sell mortgage pass-through securities (“MBS”). These positions were consistent with PIMCO’s view that mortgages were approaching historically fair-to-rich valuations in part due to the Federal Reserve’s Agency MBS purchase program. The difference between the forward settlement price and the current price is considered the embedded financing rate of holding a TBA and reflects an investor’s ability to defer payment for the security and invest the cash until settlement. By actively managing the short-term investments that back the mortgage TBA positions, PIMCO believes it can receive a return on the cash needed for future settlement greater than the implied financing rate. Accordingly, PIMCO has advised that it may choose to continue rolling TBA securities to a future delivery date on behalf of the Master Trust rather than taking delivery of the pass-through securities. The fair value of the commitments in the Master Trust was $53,744,941 and $(66,187,732) at December 31, 2010 and 2009, respectively. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2010, there were 34 investment options within the Master Trust available in the Plan, 7 of which are managed by Morgan Stanley Investment Management, 1 of which is managed by an affiliate of the Plan’s Trustee, 25 of which are managed by third parties and 1 stock fund (the Morgan Stanley Stock Fund). Management fees paid out of the Plan were $1,154,611 of which $307,431 related to party-in-interest investments. The Stable Value Program was only available for participants of the 401(k) Plan. Total party-in-interest investments (excluding notes receivable from participants) amounted to $3,638,529,146 and $3,485,186,486 at December 31, 2010 and 2009, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by The Bank of New York Mellon who is the Trustee and Custodian for the Master Trust. Total investments for this fund sponsored by The Bank of New York Mellon were $317,645,643 and $268,898,618 at December 31, 2010 and 2009, respectively, and the fund appreciated by $42,287,566 during the year ended December 31, 2010. Dwight Asset Management is an external investment advisor for the Plan and the Stable Value Program, which held $582,591,841 and $629,679,807 at December 31, 2010 and 2009, respectively, and which earned income of $8,279,020 (net of management fees) during the year ended December 31, 2010. The remaining party-in-interest investments, totaling assets of $2,738,291,662 and $2,586,608,061 as of December 31, 2010 and 2009, respectively, and appreciated $116,495,129 during the year ended December 31, 2010, are the Morgan Stanley Stock Fund and funds managed by Morgan Stanley Investment Management.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

At December 31, 2010 and 2009, the Master Trust held 380,906,945 units and 383,058,854 units of common stock of Morgan Stanley with a cost basis of $1,373,955,172 and $1,388,261,440, respectively. Eligible participants have the opportunity to elect to receive current cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan. The Morgan Stanley Stock Fund had dividend income of $9,497,899 at December 31, 2010.

6.	FEDERAL INCOME TAX STATUS

The Plan Sponsor timely applied to the Internal Revenue Service for a determination that the Plan and its related trust were designed in accordance with the applicable regulations of the Code by an application dated October 19, 2009.  The Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes all plan years are subject to income tax examination.

7.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan’s investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of assets of the Plan and the 401(k) Plan for investment and administrative purposes. However, although assets of the Plan and the 401(k) Plan are commingled in the Master Trust for investment purposes, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan. At December 31, 2010 and 2009, the Plan’s interest in the Master Trust was approximately 8% and 3%, respectively.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Investments:
Morgan Stanley common stock
Party-in-interest	$1,221,620,397	$1,339,327,385
Registered investment companies
Money Market (other)	35,961,227	20,478,916
Equity
Party-in-interest	1,329,794,217	1,119,597,582
Other	342,603,134	266,984,492
Fixed income (other)	73,737,652	58,078,736
Real Estate Investment Trust (party-in-interest)	108,837,473	73,367,218
Common collective trust—balanced
Party-in-interest	317,645,643	268,898,618
Other	635,981,725	413,226,004
Managed Accounts
Stable Value Program (party-in-interest)*	560,979,418	585,993,496
PIMCO Core Fixed Income (other)	113,088,193	105,484,515
PIMCO Real Return (other)	113,146,683	99,986,468
MSIM Emerging Markets Debt SA (party-in-interest)	78,039,575	54,315,875
PIMCO Foreign Bond (other)	36,073,918	25,400,845
Jacobs Levy Mid Cap Value SA (other)	26,017,737	13,226,351
Investments at Fair Value	4,993,526,992	4,444,366,501
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	21,612,423	43,686,311

Total investments	$5,015,139,415	$4,488,052,812
Plan’s interest in Master Trust investments at fair value	$403,585,842	$136,262,452

* The Stable Value Program is only available as an investment option for participants of the 401(k) Plan.

The following table represents the net investment appreciation for the Master Trust for the year ended December 31, 2010:

Net appreciation:
Morgan Stanley common stock (party-in-interest)	$(119,948,756)
Registered investment companies
Money market (other)	(35,521)
Equity
Party-in-interest	204,240,094
Other	41,796,299
Fixed income (other)	1,548,162
Real Estate Investment Trust (party-in-interest)	22,603,756
Common collective trusts—balanced
Party-in-interest	42,287,566
Other	70,323,351
Managed Accounts
MSIM Emerging Markets Debt SA (party-in-interest)	9,600,035
Jacobs Levy Mid Cap Value SA (other)	4,355,893
PIMCO Foreign Bond (other)	3,478,230
PIMCO Real Return (other)	8,305,917
PIMCO Core Fixed Income (other)	7,991,461

Total net appreciation in fair value of investments	296,546,487

Total interest	8,279,905
Total dividends	28,640,937

Total net investment income for Master Trust	$333,467,329

Plan’s interest in net investment income for Master Trust	$35,316,071

In accordance with GAAP, the Master Trust presents investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. No adjustment is shown in the statement of assets available for benefits as the Stable Value Program is not an investment option for participants in the Plan. Net investment income for the investment contracts is presented on a contract value basis. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The contract value represents contributions made plus interest accrued at the interest crediting rate, less withdrawals.

8.	FAIR VALUE MEASUREMENTS

The following investment option disclosures apply to the investment funds in the Master Trust at December 31, 2010 and 2009.

Registered Investment Companies (“RIC’s”) – Exchange Listed NAV – Mutual funds that are registered with the SEC and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. During 2010, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, the Dodge & Cox Stock Fund, the Van Kampen Growth & Income Fund, the Stone Harbor High Yield Bond Fund and the BlackRock Liquidity FedFunds Institutional Portfolio (available only for participants of the Plan). These funds are listed and traded on an active exchange at their NAV’s and are therefore categorized as Level 1 in the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the BlackRock Liquidity FedFunds Institutional Portfolio investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Managed Accounts – Morgan Stanley Common Stock Funds, Separate Accounts, Stable Value Program and Non-public RIC’s  - The Master Trust held investments in the Morgan Stanley Stock Fund holding Morgan Stanley common stock and containing a short-term investment fund to facilitate participant transactions in and out of the fund. Because the Morgan Stanley Stock Fund held more than common stock shares, it is categorized as Level 2 in the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. The Company has specific rules that govern employee transactions in Morgan Stanley stock and these restrictions (including applicable window period restrictions) apply to employees transacting in the Morgan Stanley Stock Fund. Employees may only transact in Morgan Stanley stock (including the Morgan Stanley Stock Fund) during a window period. Shorter window periods apply to those employees deemed Access Persons by the Company. Access Persons are prohibited from selling the Morgan Stanley Stock Fund within six months of a purchase.

The Separate Accounts are professionally managed portfolios of securities that use pooled money to buy investments owned by the Master Trust for the benefit of participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. The investment account is administered and supervised by an investment manager who decides how to invest the funds contributed by investors. The investment manager is responsible for determining the fund’s NAV. During 2010 and 2009, the Master Trust held separate account investments in the MSIM Emerging Markets Debt Fund, the Jacobs Levy Mid Cap Value Fund, the PIMCO Core Fixed Income Fund, the PIMCO Real Return Fund (converted from a Non-public RIC when fund assets exceeded the required $100 million threshold during 2010) and the Stable Value Program. Terms of the Investment Management Agreements for the Separately Managed Accounts, other than the Stable Value Program, permit the termination of the agreement and the distribution of the fund securities at fair value within 30 days and, as such, the Separately Managed Accounts, other than the Stable Value Program, are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the Stable Value Program investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

The Stable Value Program is an investment option only available to participants of the 401(k) Plan.

The Non-public RIC’s are investments in the PIMCO Foreign Bond (unhedged) and the PIMCO Real Return Fund (converted to a Separate Account when fund assets exceeded the required $100 million threshold during 2010) that, while RIC’s, require the Trustee to calculate the NAV since these funds have a daily interest rate factor that pays a monthly dividend. These funds are readily redeemable at their calculated NAV’s and are therefore categorized as Level 2 in the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. The Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Common/ Collective Trust Funds- The investment account is administered and supervised by an investment manager who decides how to invest the contributed funds. The investment manager has the responsibility for determining the fund’s NAV. During 2010 and 2009, the trust account held investments in funds managed by BlackRock, Inc., in the Pyramis Select International Small Cap Fund and in a collective trust sponsored by the Trustee. Terms of the Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days and, as such, Common/ Collective Trust Funds are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. Other than the BlackRock Funds, to which the Plan does not restrict the frequency of redemptions, the Plan prohibits the sale of the Common/ Collective Trust Fund investment options within 30 days of a purchase into that investment option. A 2% redemption fee applies to all transfers in and out of the Pyramis Select International Small Cap Fund within 90 days of acquisition for disposition of shares other than for loans, hardship withdrawals, minimum required distributions, redemptions pursuant to systematic withdrawal programs, forfeiture of assets, return of excess contribution amounts, redemptions related to death, disability, or qualified domestic relations orders and payment of plan fees. During 2010, the Plan introduced investment options in the Artisan Non-U.S. Growth Fund and the Eaton Vance Absolute Return Fund.

The following tables set forth by level within the fair value hierarchy the investment assets at fair value in the Master Trust as of December 31, 2010 and 2009. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,672,397,351	$-	$-	$1,672,397,351
Fixed Income Funds	73,737,652	-	-	73,737,652
Real Estate Investment Trust Funds	108,837,473	-	-	108,837,473
Money Market Funds	35,961,227	-	-	35,961,227
Managed Accounts
Morgan Stanley Common Stock Funds	-	1,221,620,397	-	1,221,620,397
MSIM Emerging Markets Debt SA	-	78,039,575	-	78,039,575
PIMCO Foreign Bond	-	36,073,918	-	36,073,918
PIMCO Real Return	-	113,146,683	-	113,146,683
PIMCO Core Fixed Income	-	113,088,193	-	113,088,193
Jacobs Levy Mid Cap Value SA	-	26,017,737	-	26,017,737
Stable Value Program	-	-	560,979,418	560,979,418

Common/ Collective Trusts	-	953,627,368	-	953,627,368

Total Investment in Master Trust	$1,890,933,703	$2,541,613,871	$560,979,418	$4,993,526,992

	Investment Assets at Fair Value as of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,386,582,074	$-	$-	$1,386,582,074
Fixed Income Funds	58,078,736	-	-	58,078,736
Real Estate Investment Trust Funds	73,367,218	-	-	73,367,218
Money Market Funds	20,478,916	-	-	20,478,916
Managed Accounts
Morgan Stanley Common Stock Funds	-	1,339,327,385	-	1,339,327,385
MSIM Emerging Markets Debt SA	-	54,315,875	-	54,315,875
PIMCO Foreign Bond	-	25,400,845	-	25,400,845
PIMCO Real Return	-	99,986,468	-	99,986,468
PIMCO Core Fixed Income	-	105,484,515	-	105,484,515
Jacobs Levy Mid Cap Value SA	-	13,226,351	-	13,226,351
Stable Value Program	-	-	585,993,496	585,993,496

Common/ Collective Trusts	-	682,124,622	-	682,124,622

Total Investment in Master Trust	$1,538,506,944	$2,319,866,061	$585,993,496	$4,444,366,501

Changes in Level 3 Assets Measured at Fair Value — The table below sets forth a summary of changes in the fair value of the Master Trust’s level 3 investment assets for the year ended December 31, 2010.

	Balance, beginning of year	Realized gains/(losses)	Unrealized gains/(losses)	Purchases, settlements and dispositions	Transfers out	Balance, end of year	The amount of total loss for the period included in net assets attributable to the change in unrealized loss related to assets still held at the reporting date

Stable Value Program	$585,993,496	$16,217,046	$(7,938,025)	$(33,293,099)	$-	$560,979,418	$(7,356,228)

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.	SUBSEQUENT EVENTS

For the year ended December 31, 2010, subsequent events were evaluated through the date the financial statements were issued.

Effective January 1, 2011, Dwight Asset Management was replaced as an external investment advisor for the Stable Value Program by the Dreyfus Corporation, an affiliate of the Trustee.

On May 2, 2011, the Saxon 401(k) Plan was merged into the Plan and the assets of the Saxon 401(k) Plan were transferred from the trustee thereof, Fidelity Investments, to the Plan’s interest in the Master Trust.

On June 1, 2011, sponsorship of the Plan and the Master Trust was transferred to Morgan Stanley Domestic Holdings Inc. in connection with the conversion of Morgan Stanley & Co. Incorporated from a corporation to a limited liability company known as Morgan Stanley & Co. LLC.

SUPPLEMENTAL SCHEDULE

MORGAN STANLEY 401(K) SAVINGS PLAN

EIN# 13-2655998, Plan# 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Various Participants	Participant Loans (secured by account, rates ranging from	**	$ 8,900,216
4.25% to 6.04%; with maturity dates ranging from 2011 to 2025)
TOTAL				$ 8,900,216

*  Party-in-interest

**  Cost information is not required for participant-directed investments and, therefore, is not included.

Index to Exhibits

Exhibit 23.1    Consent of Deloitte & Touche LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Savings Plan (Name of Plan)

Date:	June 29, 2011	By:	/s/ Kim Murray
(Signature)
			Name:	Kim Murray
			Title:	Morgan Stanley Director of Benefits